Exhibit 99.1
SECOND AMENDMENT TO
CREDIT AGREEMENT
This SECOND AMENDMENT to the Credit Agreement referred to below, dated as of May 2, 2023 (this “Second Amendment”), by and among ICON LUXEMBOURG S.À R.L., a société à responsabilité limitée incorporated and existing under Luxembourg law, having its registered office at 61, rue de Rollingergrund, L-2440, Luxembourg and registered with the Luxembourg register of commerce and companies (R.C.S. Luxembourg) under number B66588 (the “Lux Borrower”), PRA HEALTH SCIENCES, INC., a Delaware corporation (the “U.S. Borrower”), ICON CLINICAL RESEARCH LIMITED, a limited liability company incorporated under the laws of Ireland with registration number 201978 and with registered address at South County Business Park, Leopardstown, Dublin 18, Ireland (“Icon Clinical”), ICON GLOBAL TREASURY UNLIMITED COMPANY, an unlimited liability company incorporated under the laws of Ireland with registration number 649443 and with registered address at South Country Business Park, Leopardstown, Dublin 18, Ireland (“Icon Global”), ICON US HOLDINGS INC., a Delaware corporation (“U.S. Holdco”, and collectively with Lux Borrower, U.S. Borrower, Icon Clinical and Icon Global, the “Revolving Borrowers”), the other Loan Parties party hereto, CITIBANK, N.A. (“Citibank”), as administrative agent (in such capacity, the “Administrative Agent”), CITIBANK, N.A., as Swingline Lender (“Swingline Lender”), the 2023 Incremental Revolving Lenders (as defined below), which include all of the Revolving Lenders both before and after giving effect to this Second Amendment and, thus, constitute the Required Revolving Lenders. Capitalized terms not otherwise defined in this Second Amendment have the same meanings as specified in the Credit Agreement (as defined below), as amended by this Second Amendment.
RECITALS
WHEREAS, the Revolving Borrowers, ICON PUBLIC LIMITED COMPANY, an Irish public limited company (“Holdings”), the other parties party thereto, and the several Lenders (as defined in the Credit Agreement) from time to time party thereto and the Administrative Agent, have entered into that certain Credit Agreement, dated as of July 1, 2021 (together with all exhibits and schedules attached thereto, and as amended by that certain First Amendment to Credit Agreement, dated as of November 29, 2022, the “Credit Agreement”, and as amended by this Second Amendment, the “Amended Credit Agreement”);
WHEREAS, pursuant to Section 2.20 of the Credit Agreement, the Revolving Borrowers have requested an increase to the existing Revolving Commitments in an aggregate principal amount of $200,000,000 (the “2023 Incremental Revolving Commitments”, and the loans made pursuant thereto, the “2023 Incremental Revolving Loans”), to be provided by each lender set forth on Schedule 1 to this Second Amendment and party hereto (each, a “2023 Incremental Revolving Lender”) and effective on the Second Amendment Effective Date (as defined below) pursuant to the terms hereof;
WHEREAS, pursuant to Section 9.02 of the Credit Agreement, the Revolving Borrowers have requested an increase of $75,000,000 to the maximum aggregate principal amount of Swingline Loans (the “Swingline Increase”), to be effective on the Second Amendment Effective Date pursuant to the terms hereof;
WHEREAS, as contemplated by Section 2.20 of the Credit Agreement, subject to the satisfaction of the conditions precedent set forth in Section 3 hereof, each of the Revolving Borrowers and the 2023 Incremental Revolving Lenders have determined, in their reasonable judgment and pursuant to its authority under Section 2.20 of the Credit Agreement, that it is necessary or appropriate to amend certain terms of the Credit Agreement as provided herein to give effect to the 2023 Incremental Revolving Commitments;

WHEREAS, as contemplated by Section 9.02(b)(viii) of the Credit Agreement, subject to the satisfaction of the conditions precedent set forth in Section 3 hereof, each of the Revolving Borrowers, the Revolving Lenders party hereto (constituting the Required Revolving Lenders) and the Swingline Lender desire to amend the Credit Agreement to give effect to the Swingline Increase;
WHEREAS, each 2023 Incremental Revolving Lender is prepared to provide the 2023 Incremental Revolving Loans up to an amount equal to its 2023 Incremental Revolving Commitment set forth on Schedule 1, subject to the terms and conditions set forth herein and in the Amended Credit Agreement;
WHEREAS, the Swingline Lender is prepared to provide the Swingline Increase, subject to the terms and conditions set forth herein and in the Amended Credit Agreement; and
WHEREAS, each Loan Party party hereto (collectively, the “Reaffirming Parties”, and each, a “Reaffirming Party”) expects to realize substantial direct and indirect benefits as a result of this Second Amendment becoming effective and the consummation of the transactions contemplated hereby and agrees to reaffirm its obligations pursuant to the Credit Agreement, the Collateral Documents, and the other Loan Documents to which it is a party;
NOW, THEREFORE, in consideration of the covenants and agreements contained herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
SECTION 1. 2023 Incremental Revolving Commitments. Pursuant to Section 2.20 of the Credit Agreement, and subject solely to the satisfaction of the conditions precedent set forth in Section 3 hereof, on and as of the Second Amendment Effective Date:
(a)Each 2023 Incremental Revolving Lender hereby severally and not jointly agrees to provide its respective 2023 Incremental Revolving Commitment set forth on Schedule 1.
(b)The parties hereto agree that this Second Amendment shall constitute a “Loan Document” for all purposes of the Credit Agreement and the other Loan Documents.
(c)The 2023 Incremental Revolving Commitments shall constitute a Revolving Commitment Increase of each 2023 Incremental Revolving Lender under the Credit Agreement and the terms of the 2023 Incremental Revolving Loans and the 2023 Incremental Revolving Commitments shall have the same terms, including, without limitation, with respect to maturity, interest rate, margin and commitment fees, and shall be treated as the same Class as the existing Revolving Loans and the existing Revolving Commitment. Each reference to (i) the “Revolving Commitment,” (ii) the “Revolving Loans,” and (iii) the “Revolving Lenders” in the Amended Credit Agreement shall be deemed to include the 2023 Incremental Revolving Commitments, the 2023 Incremental Revolving Loans and each 2023 Incremental Revolving Lender, as applicable, and all related terms shall be deemed to have correlative meanings.
(d)The notice requirement set forth in Section 2.20(a) of the Credit Agreement is hereby waived by the Administrative Agent and each 2023 Incremental Revolving Lender.
(e)On the Second Amendment Effective Date, (i) each Revolving Lender immediately prior to giving effect to the 2023 Incremental Revolving Commitments hereunder (the “Existing Revolving Lenders”) will automatically and without further act be deemed to have assigned to the 2023 Incremental Revolving Lenders, and the 2023 Incremental Revolving Lenders will automatically and without further act be deemed to have assumed a portion of such Existing Revolving Lenders’ participations under the Amended Credit Agreement in outstanding

Swingline Loans and Letters of Credit, if applicable, such that, after giving effect to each deemed assignment and assumption of participations, all of the Revolving Lenders’ (including the 2023 Incremental Revolving Lenders) participations under the Amended Credit Agreement in Swingline Loans and Letters of Credit, if applicable, shall be held on a pro rata basis on the basis of their respective Revolving Credit Exposure (after giving effect to any increase in the Revolving Commitment pursuant to this Agreement), and (ii) if any Revolving Loans are outstanding on such date, the Existing Revolving Lenders will automatically and without further act be deemed to have assigned Revolving Loans to the 2023 Incremental Revolving Lender, and the 2023 Incremental Revolving Lender will automatically and without further act be deemed to have purchased such Revolving Loans, in each case to the extent necessary so that all of the Revolving Lenders participate in each outstanding Borrowing of Revolving Loans pro rata on the basis of their respective Revolving Credit Exposure (after giving effect to any increase in the Revolving Commitments pursuant to this Agreement); provided that it is understood and agreed that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in the Credit Agreement shall not apply to the transactions effected pursuant to this clause (e).
(f)In order to give effect to the provisions of Section 2.20 of the Credit Agreement, each of the Revolving Borrowers and the 2023 Incremental Revolving Lenders hereby acknowledge and agree that it is necessary and appropriate to amend the Credit Agreement pursuant to the terms of this Second Amendment.
SECTION 2.Amendments. Pursuant to Sections 2.20 and 9.02 of the Credit Agreement, the Amended Credit Agreement is, effective as of the Second Amendment Effective Date (as defined below), and subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement shall be amended to reflect the Revolving Commitment Increase and the Swingline Increase as follows:
(a)the table setting forth the Initial Revolving Commitments on Schedule 2.01 of the Credit Agreement is hereby replaced with the table setting forth the Initial Revolving Commitments set forth on Schedule 2 hereto.
(b)Section 1.01 of the Credit Agreement is hereby amended by adding the following new definitions thereto in proper alphabetical order:
“Second Amendment” shall mean that certain Second Amendment to Credit Agreement, dated as of May 2, 2023, by and among the Revolving Borrowers, the other Loan Parties party thereto, the Administrative Agent, the Swingline Lender, the 2023 Incremental Revolving Lenders party thereto and the Revolving Lenders constituting the Required Revolving Lenders.
“Second Amendment Effective Date” means May 2, 2023.
(c)Section 1.01 of the Credit Agreement is hereby amended by amending and restating the definition of “Initial Revolving Commitment” in its entirety as follows:
“Initial Revolving Commitment” means, with respect to each Revolving Lender, its Revolving Commitment as of the Closing Date, as may be increased or decreased from time to time in accordance with this Agreement. The amount of each Revolving Lender’s Initial Revolving Commitment as of the Closing Date is set forth on Schedule 2.01. The aggregate principal Dollar Amount of the Initial Revolving Commitments on the Closing Date was $300,000,000. After giving effect to the Revolving Commitment Increase contemplated by the Second Amendment, the aggregate Initial Revolving Commitments of all Lenders as of the Second Amendment Effective Date is $500,000,000, as such amount may be adjusted from time to time in accordance with the terms of this Agreement.
(d)Section 2.05(a)(i) of the Credit Agreement is hereby amended by replacing the reference to “$25,000,000” therein with “$100,000,000”.
SECTION 1.Conditions of Effectiveness. The effectiveness of this Second Amendment is subject to the satisfaction (or written waiver) of the following conditions (the date of satisfaction of such conditions being referred to herein as the “Second Amendment Effective Date”):
(a)This Second Amendment shall have been duly executed by the Revolving Borrowers, the Loan Parties, the Administrative Agent, the Swingline Lender, the 2023 Incremental Revolving Lenders and the Revolving Lenders constituting the Required Revolving Lenders, and delivered to the Administrative Agent;
(b)The Administrative Agent shall have received (i) a customary written opinion of Cahill Gordon & Reindel LLP, New York counsel for the Loan Parties, in form and substance reasonably acceptable to the Administrative Agent, (ii) a capacity and authority opinion of A&L Goodbody LLP, Irish counsel for the Loan Parties, in form and substance reasonably acceptable to the Administrative Agent, (iii) an enforceability opinion of Matheson LLP, Irish counsel for the Administrative Agent and the Lenders, in form and substance reasonably acceptable to the Administrative Agent, (iv) a capacity opinion of Loyens & Loeff Luxembourg S.à r.l., Luxembourg counsel for the Loan Parties, in form and substance reasonably acceptable to the Administrative Agent, (v) an enforceability opinion of NautaDutilh Avocats Luxembourg S.à r.l., Luxembourg counsel for the Administrative Agent and the Lenders, in form and substance reasonably acceptable to the Administrative Agent, and (vi) a written opinion of McGuire Woods LLP, Virginia counsel for the Loan Parties, in form and substance reasonably acceptable to the Administrative Agent, in each case (A) dated the Second Amendment Effective Date, (B) addressed to the Administrative Agent and the Lenders, and, in each case, each of their permitted assigns, and (C) each Revolving Borrower and each other Loan Party and the Administrative Agent hereby request such counsel to deliver such opinions;
(c)The Administrative Agent shall have received a certificate dated the Second Amendment Effective Date executed by a Responsible Officer of Holdings confirming compliance with the conditions set forth in clauses (e), (f) and (g) of this Section 3;
(d)The Administrative Agent shall have received (i) a copy of the certificate of incorporation, memorandum of association or articles of incorporation or association and all applicable, if any, certificates of incorporation on a change of name or certificates of re-registration or other formation documents, including all amendments thereto, of each Loan Party as of the Second Amendment Effective Date, certified as of a recent date by the Secretary of State of the state of its organization in the case of a corporation incorporated in the United States, and a certificate as to or of compliance evidencing the good standing of each such Loan Party as of a recent date, from such Secretary of State in the case of a corporation incorporated in the United States; (ii) a certificate of the secretary or assistant secretary, manager or director of each Loan Party as of the Second Amendment Effective Date dated the Second Amendment Effective Date and certifying (A) that attached thereto is a true and complete copy of the by-laws (or similar governing documentation) of such Loan Party as in effect on the Second Amendment Effective Date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors or similar governing body of such Loan Party authorizing the execution, delivery and performance of the Second Amendment and other agreement related to or contemplated hereby to which such Person is a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) if applicable, that the certificate or articles of incorporation or other formation documents of such Loan Party have not been amended since the date of the last amendment thereto shown on the certificate of good standing furnished pursuant to clause (i) above or where a certificate of good standing is not applicable in its jurisdiction of incorporation that attach a true, up to date and correct copy of the certificate or articles of incorporation or other formation documents of each Loan Party duly certified as being true, up to date and correct and (D) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party; (iii) a certificate of another officer as to the incumbency and specimen signature of the secretary or assistant secretary (or manager or director, if applicable) executing the certificate pursuant to clause (ii) above; and (iv) with respect to any Loan Party incorporated in Luxembourg (A) an electronic copy of an excerpt (extrait) issued by the Luxembourg Register of Commerce and Companies dated as of the Second Amendment Effective Date; (B) an electronic copy of a certificate of non-registration of a judicial decision or of an administrative dissolution without liquidation (certificat de non-inscription d'une décision judiciare ou de dissolution administrative sans liquidation) issued by the Luxembourg Register of Commerce and Companies on the Second Amendment Effective Date, stating that as of the date prior to the Second Amendment Effective Date, no judicial decision pursuant to which the Company would be subject to one of the judicial proceedings referred to therein including, but not limited to, bankruptcy (faillite), controlled management (gestion contrôlée), reprieve from payments (sursis de paiement), composition with creditors (concordat préventif de la faillite) or judicial liquidation (liquidation judiciaire), has been registered with the Luxembourg register of commerce and companies by application of article 13, items 4 to 12 and items 16 and 17 of the Luxembourg law of 19 December 2002 on the Luxembourg register of commerce and companies and on the accounting and annual accounts of undertakings, as amended; (C) a confirmation that such Loan Party is renting its premises; (D) confirmation that borrowing or guaranteeing or securing, as appropriate, by the entry by the Loan Party into the Loan Documents would not cause any borrowing, guarantee, security or similar limit binding on such Loan Party to be exceeded and (E) a confirmation that each copy document relating to such Loan Party is correct, complete and in full force and effect as at the date no earlier than the Second Amendment Effective Date;
(e)No Event of Default shall exist on the Second Amendment Effective Date both immediately before and after giving effect to the 2023 Incremental Revolving Commitments and the transactions contemplated hereby;
(f)The representations and warranties of the Loan Parties set forth in this Second Amendment shall be true and correct in all material respects (or, if qualified as to “materiality” or “Material Adverse Effect”, in all respects) on and as of the Second Amendment Effective Date both immediately before and after giving effect to the 2023 Incremental Revolving Commitments and the transactions contemplated hereby; provided that to the extent that a representation and warranty expressly relates to an earlier date, it shall be true and correct in all material respects (or, if qualified by materiality or “Material Adverse Effect”, in all respects) on such earlier date;
(g)The Revolving Commitment Increase does not exceed the maximum amount of Incremental Commitments permitted to be established pursuant to Section 2.20(d) of the Credit Agreement on the Second Amendment Effective Date;
(h)To the extent requested at least 10 business days prior to the Second Amendment Effective Date, the Lenders shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and, if applicable, the requirements of

31 C.F.R. § 1010.230, at least three business days prior to the Second Amendment Effective Date; and
(i)Substantially concurrently with the consummation of the transactions contemplated hereby, (i) the Revolving Borrowers shall have paid all accrued and unpaid expenses of the Administrative Agent (including the reasonable and documented accrued and unpaid fees and out-of-pocket expenses of counsel thereto) in connection with this Second Amendment, and (ii) the Revolving Borrowers shall have paid all fees as the Revolving Borrowers shall have agreed in writing to pay to the 2023 Incremental Revolving Lenders; provided in the case of expenses to be paid pursuant to clause (i) that the Revolving Borrowers shall have received invoices in respect of the payment thereof at least three (3) Business Days in advance of the Second Amendment Effective Date.
SECTION 2.Representations and Warranties. To induce the other parties hereto to enter into this Second Amendment, each Revolving Borrower represents and warrants that, as of the Second Amendment Effective Date:
(a)This Second Amendment has been duly authorized, executed and delivered by each Loan Party and constitutes, and the Credit Agreement, as amended by this Second Amendment constitutes, its legal, valid and binding obligation, enforceable against each such Loan Party in accordance with its respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and
(b)The representations and warranties of each Loan Party set forth in Article III of the Credit Agreement are true and correct in all material respects on and as of the Second Amendment Effective Date (immediately after giving effect to this Second Amendment); provided that (i) to the extent that a representation and warranty specifically refers to an earlier date, it shall be true and correct in all material respects as of such earlier date and (ii) any representation and warranty that is qualified as to “Material Adverse Effect” shall be true and correct in all respects on and as of the Second Amendment Effective Date or on such earlier date, as the case may be.
SECTION 3.Effects on Loan Documents. Except as specifically amended herein or contemplated hereby, all Loan Documents shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. The execution, delivery and effectiveness of this Second Amendment shall not operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of the Loan Documents or in any way limit, impair or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Loan Documents. Each Revolving Borrower and each other Loan Party acknowledges and agrees that, on and after the Second Amendment Effective Date, this Second Amendment shall constitute a Loan Document for all purposes of the Amended Credit Agreement. On and after the Second Amendment Effective Date, each reference in the Amended Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Second Amendment, and this Second Amendment and the Credit Agreement as amended by this Second Amendment shall be read together and construed as a single instrument. Nothing herein shall be deemed to entitle the Revolving Borrowers or any other Loan Party to a further consent to, or a further waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement as amended by this Second Amendment or any other Loan Document in similar or different circumstances.
SECTION 4.Indemnification. Holdings and the Borrowers hereby confirm that the indemnification provisions set forth in Section 9.03 of the Credit Agreement as amended by this Second Amendment shall apply to this Second Amendment and the transactions contemplated hereby.
SECTION 5.Amendments; Severability.
(a)This Second Amendment may not be amended nor may any provision hereof be waived except pursuant to a writing signed by each of the parties hereto; and
(b)To the extent any provision of this Second Amendment is prohibited by or invalid under the applicable law of any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity and only in such jurisdiction, without prohibiting or invalidating such provision in any other jurisdiction or the remaining provisions of this Second Amendment in any jurisdiction.
SECTION 6.Reaffirmation. Each of the Reaffirming Parties, as party to the Credit Agreement and certain of the Collateral Documents and the other Loan Documents, in each case as amended, supplemented or otherwise modified from time to time, hereby (i) acknowledges and agrees that all of its obligations under the Credit Agreement, the Collateral Documents and the other Loan Documents to which it is a party are reaffirmed and remain in full force and effect on a continuous basis, (ii) reaffirms (A) each Lien granted by it to the Administrative Agent or the Collateral Agent for the benefit of the Secured Parties and (B) any guaranties made by it pursuant to the Credit Agreement, (iii) acknowledges and agrees that the grants of security interests by it contained in the Collateral Documents shall remain, in full force and effect after giving effect to the Second Amendment, and (iv) agrees that the Obligations include, among other things and without limitation, the prompt and complete payment and performance by the Revolving Borrowers when due and payable (whether at the stated maturity, by acceleration or otherwise) of principal and interest on, and premium (if any) on, the Initial Revolving Loans, including for the avoidance of doubt the 2023 Incremental Revolving Loans, under the Credit Agreement as amended by this Second Amendment. Nothing contained in this Second Amendment shall be construed as substitution or novation of the obligations outstanding under the Credit Agreement or the other Loan Documents, which shall remain in full force and effect, except to any extent modified hereby.
SECTION 7.Collateral Agent. Each of the parties hereto acknowledges and agrees that Citibank., N.A., London Branch, in its capacity as collateral agent under the Credit Agreement (i) will serve as Collateral Agent under the Amended Credit Agreement and (ii) is a third party beneficiary with respect to this Second Amendment.
SECTION 8.Governing Law; Waiver of Jury Trial; Jurisdiction. This Second Amendment shall be governed by, and construed in accordance with, the law of the State of New York. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SECOND AMENDMENT, THE AMENDED CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD

NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS SECOND AMENDMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. The other provisions of Sections 9.09 and 9.10 of the Credit Agreement are incorporated herein by reference, mutatis mutandis.
SECTION 9.Headings. Section headings in this Second Amendment are for convenience of reference only, are not part of this Second Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Second Amendment.
SECTION 10.Counterparts. This Second Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Second Amendment by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Second Amendment. The words “execution,” “signed,”, “delivery”, “signature,” and words of like import in this Second Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other state laws based on the Uniform Electronic Transactions Act, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.
Revolving Borrowers:

ICON LUXEMBOURG S.À R.L., as the Lux Borrower     and as a Revolving Borrower

By:     /s/ Emer Lyons
Name:    Emer Lyons
Title:    Manager

PRA HEALTH SCIENCES, INC., as U.S. Borrower     and as a Revolving Borrower

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham
Title:    Secretary

SIGNED for and on behalf of
ICON CLINICAL RESEARCH LIMITED, as a Revolving Borrower, by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

SIGNED for and on behalf of
ICON GLOBAL TREASURY UNLIMITED COMPANY, as a Revolving Borrower, by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

[Signature Page to Second Amendment]

ICON US HOLDINGS INC., as a Revolving Borrower

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham
Title:    Secretary

Loan Parties:

SIGNED for and on behalf of
ICON PUBLIC LIMITED COMPANY
by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

ICON CLINICAL INVESTMENTS, LLC, as the Lux U.S. Subsidiary Borrower

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham
Title:    Secretary

SIGNED for and on behalf of
ICON HOLDINGS UNLIMITED COMPANY
by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

SIGNED for and on behalf of
DOCS RESOURCING LIMITED
by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

[Signature Page to Second Amendment]

SIGNED for and on behalf of
ICON CLINICAL INTERNATIONAL UNLIMITED COMPANY
by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

SIGNED for and on behalf of
ICON CLINICAL RESEARCH PROPERTY DEVELOPMENT (IRELAND) LIMITED
by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

SIGNED for and on behalf of
ACCELLACARE LIMITED, by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

SIGNED for and on behalf of
ICON OPERATIONAL HOLDINGS UNLIMITED COMPANY, by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

SIGNED for and on behalf of
ICON OPERATIONAL FINANCING UNLIMITED COMPANY, by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

[Signature Page to Second Amendment]

SIGNED for and on behalf of
ICON INVESTMENTS FOUR UNLIMITED COMPANY
by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham

SIGNED for and on behalf of
ICON CLINICAL GLOBAL HOLDINGS UNLIMITED COMPANY
by its lawfully appointed attorney

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid

BEACON BIOSCIENCE, INC.
ICON CLINICAL RESEARCH LLC
ICON LABORATORY SERVICES, INC.
PRICESPECTIVE LLC

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham
Title:    Secretary

ICON EARLY PHASE SERVICES, LLC
MOLECULARMD CORP.
DOCS GLOBAL, INC.

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham
Title:    Authorized Person

ACCELLACARE US INC.

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham
Title:    Vice President

[Signature Page to Second Amendment]

CLINICAL RESOURCE NETWORK, LLC
CRN HOLDINGS, LLC

By:     /s/ Simon Hollywood
Name:    Simon Hollywood
Title:    Vice President

RESEARCH PHARMACEUTICAL SERVICES, INC.
SOURCE HEALTHCARE ANALYTICS, LLC
SYMPHONY HEALTH SOLUTIONS CORPORATION
PHARMACEUTICAL RESEARCH ASSOCIATES, INC.
PRA HOLDINGS, INC.
PRA INTERNATIONAL, LLC
RPS GLOBAL HOLDINGS, LLC
RPS PARENT HOLDINGS LLC
ROY RPS HOLDINGS LLC

By:     /s/ Diarmaid Cunningham
Name:    Diarmaid Cunningham
Title:    Assistant Secretary

[Signature Page to Second Amendment]

CITIBANK, N.A., as Administrative Agent, Swingline Lender, a 2023 Incremental Revolving Lender and a Revolving Lender

By:     /s/ Adrian Bain
Name:    Adrian Bain
Title:    Director

BANCO SANTANDER, S.A., PARIS BRANCH, as 2023 Incremental Revolving Lender and a Revolving Lender

By:     /s/ Louis L'Heureux
Name:    Louis L'Heureux
Title:    Managing Director

By:     /s/ Matthew Thomas
Name:    Matthew Thomas
Title:    Executive Director

HSBC CONTINENTAL EUROPE, as 2023 Incremental Revolving Lender and a Revolving Lender

By:     /s/ Thomas McDonagh
Name:    Thomas McDonagh
Title:    Director

By:     /s/ Nigel Fallon
Name:    Nigel Fallon
Title:    Director

JPMORGAN CHASE BANK, N.A., LONDON        BRANCH, as 2023 Incremental Revolving Lender and a Revolving Lender

By:     /s/ Ursula Murphy
Name:    Ursula Murphy
Title:    Executive Director

MORGAN STANLEY SENIOR FUNDING, INC., as 2023 Incremental Revolving Lender and a Revolving Lender

By:     /s/ Michael King
Name:    Michael King
Title:    Authorized Signatory

[Signature Page to Second Amendment]

SCHEDULE 1
2023 Incremental Revolving Commitments

Name of 2023 Incremental Revolving Lender	2023 Incremental Revolving Commitments ($)	Percentage
Citibank, N.A.	$40,000,000.00	20%
Banco Santander, S.A., Paris Branch	$40,000,000.00	20%
HSBC Continental Europe	$40,000,000.00	20%
JPMorgan Chase Bank, N.A., London Branch	$40,000,000.00	20%
Morgan Stanley Senior Funding, Inc.	$40,000,000.00	20%
Total	$200,000,000	100%

SCHEDULE 2

SCHEDULE 2.01 – COMMITMENTS

Initial Revolving Commitments

Revolving Lender	Initial Revolving Commitments	Percentage
CITIBANK, N.A.	USD $100,000,000	20%
BANCO SANTANDER, S.A., PARIS BRANCH	USD $100,000,000	20%
HSBC CONTINENTAL EUROPE	USD $100,000,000	20%
JPMORGAN CHASE BANK, N.A., LONDON BRANCH	USD $100,000,000	20%
MORGAN STANLEY SENIOR FUNDING, INC.	USD $100,000,000	20%
Total	USD $500,000,000	100%